CTC Media, Inc.

15A Pravda Street

Moscow, Russia, 125124

Tel: +7 (495) 785 6333

Fax: +7 (495) 785 6349

www.ctcmedia.ru

June 18, 2010

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Larry Spirgel

100 F Street, N.E.

Washington, D.C.  20549

Re:          CTC Media, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 1, 2010
File No. 000-52003

Definitive Proxy Statement filed on Schedule 14A

Filed on April 1, 2010
File No. 000-52003

Dear Mr. Spirgel:

This letter is in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated May 13, 2010 (the “Comment Letter”) to Mr. Boris Podolsky, Chief Financial Officer of CTC Media, Inc. (the “Company” or “we”), relating to the Company’s Form 10-K filed on March 1, 2010 (the “Form 10-K”) and the Company’s definitive proxy statement on Schedule 14A filed on April 1, 2010 (the “Proxy Statement”).

The responses below are keyed to the numbering of the comments in the Comment Letter.

We note that the Staff has requested that we amend the Form 10-K to address certain of its comments. For the reasons set out below, we respectfully submit that an amendment is not warranted on the basis of the substance of the disclosure in the Form 10-K and Proxy Statement and that the Staff’s comments can be addressed by providing enhanced disclosures in future filings as appropriate.

Form 10-K for fiscal year ended December 31, 2009

General

1.             We note the Company recently settled a legal proceeding brought against its former CEO, Mr. Alexander Rodnyansky for breaches of fiduciary duty and contractual obligations. Revise your disclosure to clarify the facts underlying the company’s claims.

Response

We respectfully submit that the Company made appropriate and timely disclosures regarding its lawsuit against Mr. Rodnyansky.  When we initiated the lawsuit on November 9, 2009, we made the following disclosures regarding the lawsuit in a Form 8-K filing:

“On November 9, 2009, CTC Media filed civil complaints in New York state court and the Delaware chancery court against Alexander E. Rodnyansky, the Company’s former Chief Executive Officer and President and a member of the Company’s Board of Directors.

CTC has become aware that Mr. Rodnyansky has been actively involved in the business of one of the Company’s competitors in Russia, in breach of his contractual obligations to the Company, as well as his fiduciary duties as a director of the Company.”

The lawsuit was subsequently settled on December 18, 2009 and on December 21, 2009 we filed a Form 8-K filing announcing the terms of the settlement. In light of the disclosures in the Form 8-K filings, together with the disclosures on the subject in the Form 10-K (particularly the description of the settlement at page F-42), we submit that we have already disclosed to investors the material information regarding this settled legal proceeding.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies

Accounting for acquisitions: goodwill and Intangible assets, page 44

2.             We note that goodwill is 27% of the total assets as of December 31, 2009. In light of the significance of your goodwill balance and the impairment charges recorded in prior years, we believe you should provide more comprehensive disclosures in your critical accounting policies regarding your impairment testing policy. The disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your goodwill.  Specifically, for each reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:

•      Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•      Amount of goodwill allocated to the reporting unit;

•      Discussion of the degree of uncertainty associated with the key assumptions disclosed in Note 2 beginning at page F-13. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•      Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Response

We respectfully note the Staff’s comments and have provided below our proposals for each specific additional disclosure request made by the Staff.  Although we note the Staff’s request that the additional disclosures be provided in the Company’s critical accounting policies disclosure in MD&A, we would propose that these additional disclosures are better made within the relevant disclosures in the notes to our financial statements. Given that the purpose of the critical accounting policies disclosure is to provide a more detailed insight into uncertainties inherent in applying US GAAP rather than a repetition of financial statement information, in future filings the Company proposes to include in its critical accounting policies section a cross-reference to the enhanced disclosures in the notes to the financial statements rather than simply repeating this information in the MD&A.

•      Percentage by which fair value exceeds carrying value as of the date of the most recent test.

The fair value of each of the Company’s reporting units is significantly in excess of the carrying value except for the DTV Network reporting unit where the estimated fair value exceeded the carrying value by 5%. The amount of goodwill allocated to DTV Network was $136.4 million as of December 31, 2009. We note the Staff’s comment regarding the DTV Network reporting unit and the Company will include additional disclosures within the notes to the financial statements in appropriate future filings in a form substantially similar to the language marked with an “A” in Appendix 1 to this letter, which is based on facts and circumstances that existed for the fiscal year ended December 31, 2009.  Throughout Appendix 1, changes to the previous disclosure at Note 2 of the financial statements are set forth in bold for the Staff’s convenience.

•      Amount of goodwill allocated to the reporting unit.

We included information as to the amount of goodwill allocated to each of our business segments on pages F-31 – 32, within Note 8 to our financial statements in the Form 10-K, as such disclosure is required to be within the financial statements. Each of our business segments represents a reporting unit for the purposes of goodwill allocation.  In future filings, we will include a detailed cross reference to this information in our financial statements in the critical accounting policies section of our MD&A.

•      Discussion of the degree of uncertainty associated with the key assumptions disclosed in Note 2 beginning at page F-13. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

We propose to include disclosure of the requested information within Note 2 to the financial statements in future filings in a form substantially similar to the language marked with a “B” in Appendix 1 to this letter, which is based on facts and circumstances that existed for the fiscal year ended December 31, 2009.  We believe that the quantitative assumptions used in our valuation model (other than cost of capital, growth rate into perpetuity and start of the perpetuity period) constitute material commercially sensitive information for our businesses. To help investors understand the risks of further impairment, the Company will in future filings disclose the sensitivity of fair values in a form substantially similar to the language marked with an “A” in Appendix 1 to this letter.

•      Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company proposes to include disclosure of the requested information within Note 2 to the financial statements in future filings in a form substantially similar to the language marked with “A”, “B” and “C” in Appendix 1 to this letter, which is based on facts and circumstances that existed for the fiscal year ended December 31, 2009.

3.             We note that broadcasting licenses and other indefinite lived intangible assets comprises for 19% of total assets as of December 31, 2009. In light of the significance of the balance of your indefinite lived assets and the impairment charges recorded in prior years, you should expand the disclosures in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of broadcasting licenses and other indefinite lived assets. For each unit of accounting (with a material license balance) that faces substantial risk of impairment, please disclose:

•      The carrying amount of licenses and the percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

•      Description of the methods and key assumptions used to estimate fair value and how the key assumptions were determined. Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with broadcasting licenses.

If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.

•      The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that none of your indefinite lived intangible assets is at risk of impairment.

Response

We respectfully note the Staff’s comments and have provided below our proposals for each specific additional disclosure request made by the Staff.  As discussed above, we propose to provide this additional disclosure in future filings in the notes to our financial statements and make appropriate cross-references to such disclosure in the critical accounting policies section of our MD&A.

•      The carrying amount of licenses and percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date;

We evaluated a variety of factors when determining which material indefinite lived intangible assets were at risk of impairment. These factors included the amount of such assets, which assets subjected to a hypothetical 10% decrease in fair value would have failed the impairment test, the significance of the difference between fair value and carrying values of the assets and an evaluation of the sensitivity of and uncertainty associated with key assumptions used in determining fair value.

Regarding certain broadcasting licenses in our CTC, Domashny Television Station Groups and Channel 31 Group, as well as the trade name in our DTV Network, we note the Staff’s comment and will include disclosure of this information within Note 2 to the financial statements in future filings in a form substantially similar to the language marked with an “A” in Appendix 1 to this letter, which is based on facts and circumstances that existed for the fiscal year ended December 31, 2009.

•      Description of the methods and key assumptions used to estimate fair value and how the key assumptions were determined. Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flow associated with broadcasting licenses. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation methods to determine the fair value of each unit of accounting in your performance analysis.

We determine the fair values for broadcasting licenses and other indefinite lived intangible assets using free cash flow models involving assumptions that are based upon what we believe a hypothetical marketplace participant would use in estimating fair value of these intangible assets on the measurement date. We believe the cash flows used in these models relate solely to the use of such intangible assets by a hypothetical marketplace participant, which represents a direct value method of determining fair value prescribed by Topic 805-20-S99.  This method focuses on the perpetual cash flow streams generated by the broadcasting license. We believe the methodology is consistent with the way national TV network operators in Russia look at the business of TV stations, and with the way station acquisition decisions are made by our management.  Goodwill is then recognized as the excess of the fair value of the acquiree over the recognized basis of net identifiable assets acquired which includes the broadcasting licenses. The method and the most significant assumptions are disclosed within Note 2 to the Company’s financial statements in its Form 10-K starting from page F-14. In future filings, we propose to provide enhanced disclosure at Note 2 (such as that marked with “B” and “E” in Appendix 1 to this letter) on the methods and key assumptions used to estimate the fair value of its broadcasting licenses.

•      The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

We propose to include disclosure of the requested information within Note 2 to the financial statements in future filings in a form substantially similar to the language marked with a “C” in Appendix 1 to this letter, which is based on facts and circumstances that existed for the fiscal year ended December 31, 2009. We believe that the quantitative assumptions used in our valuation model (other than cost of capital, growth rate into perpetuity and start of the perpetuity period) constitute material commercially sensitive information for our businesses. To help investors understand the risks of further impairment, we will in future filings disclose the sensitivity of fair values in a form substantially similar to the language marked with an “A” in Appendix 1 to this letter.

4.             We note that you took significant goodwill and intangible assets impairment charges of $232.7 million in the fiscal year 2008 and $18.7 million in the fiscal year 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response

The principal factors leading to the impairment losses recorded in 2008 and 2009 are discussed in detail on page F-16, within Note 2 of the financial statements.  We also included a cross-reference to this disclosure within the critical accounting policies section of its MD&A.  To address the Staff’s comment regarding our expectations as to future operating results and liquidity as a result of taking an impairment charge, we propose to enhance our disclosure within our critical accounting policies in MD&A in future filings with the disclosure marked with an “A” in Appendix 2 to this letter (assuming the facts then support such disclosure).

With respect to the Staff’s comment regarding whether and when we considered a recovery of the economy in its cash flow projections, we propose to include in our future filings disclosure substantially similar to that marked with a “D” in Appendix 1 to this letter.

5.             Please provide us with the proposed disclosures which you intend to include in your next Form 10-K to comply with the above comments on the Company’s impairment testing of the goodwill and Indefinite-lived Intangible assets not subjection to amortization.

Response

Please see our responses to Comments 2 — 4.

Accounting for acquisitions; goodwill and other intangible assets, Page 44

6.             We note that effective January 1, 2008 you changed your estimate for the useful lives of broadcasting licenses to indefinite. Tell us how you assessed each of the factors disclosed in Note 2 at page F-13 in evaluating the useful life of your broadcasting licenses. In your response please address the following:

•         Describe the events or circumstances that changed since the prior review of useful lives;

•         Discuss the criteria for renewals; and

•         Discuss your experience with renewals of licenses or other evidence supporting the renewal without material modifications of the terms and conditions of the license.

Response

The Company’s broadcasting licenses are assigned indefinite lives after consideration of the following conditions:

•      we intend to renew the licenses into the foreseeable future;

•      we have precedents of renewals or reasonable expectation of renewals;

•      we do not expect any substantial cost to be incurred as part of a future license renewal and no costs have been incurred in the renewals to date; and

•      we have no experience of a compelling challenge to the fact that we hold the licenses or to our renewal thereof.

The Company generates substantially all of its revenues from the sale of television advertising. All broadcast television stations in Russia are required to have broadcasting licenses. The

Company’s broadcasting licenses in Russia are primarily issued with a stated term of five years. Currently there are no provisions that enable automatic extension of a license term (or issuance of a renewed license when an old one has expired). Thus, industry practice is to re-submit for the license to be approved with the government authorities before it has expired. As long as a broadcaster is in compliance with the license requirements, however, there has been no history of denying re-issuance of the expired license. The costs associated with the renewal of the broadcasting licenses are minimal. As such, the renewal of these licenses is generally a routine matter without substantial cost and the Company has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of its broadcasting licenses. In addition, the Company has no history of cancellation or non-renewal of licenses, as well as no history of material modifications in license terms since 1994, the year when we commenced our television operations.

As of January 1, 2008, we determined that we have sufficient historical experience with achieving renewals to conclude that a change in the useful lives of our Russian broadcasting licenses in Russia from 5 years to indefinite was warranted.  Moreover, we believe that the history of renewals, the consistency in the regulatory environment of the TV broadcasting industry and apparent stability in the Russian political and economic environments had as of January 1, 2008 progressed to the point where the original bases for our assumption of a definite life for our licenses were no longer present.

Definitive Proxy Statement filed on Schedule 14A

Board Leadership Structure, page 11

7.             Please indicate why the company has determined that its current board leadership structure is “particularly well-suited to representing the interests of all of [your] stockholders.” Refer to Item 407(h) of Regulation S-K.

Response

Hans-Holger Albrecht, one of our Co-Chairman, is the president and CEO of Modern Times Group MTG AB, an affiliate of our largest shareholder that owns over 38% of our outstanding capital stock.  As noted on page 8 of the Proxy Statement, Mr. Albrecht has extensive experience in the media and television industries.  Peter Aven, our other Co-Chairman, is the president of Alfa Bank, an affiliate of our second largest stockholder that owns over 25% of our outstanding capital stock.   As noted in his biographical information in the Proxy Statement, Mr. Aven has extensive experience in the Russian business world and a deep understanding of the Russian market.  Given that our Co-Chairmen are executives of companies that have substantial ownership stakes in our company and in light of the relevance of their experience to our business, we believe that are Co-Chairmen are uniquely able to understand and advocate for the rights and interests of the Company’s stockholders and are particularly well-suited to representing the interests of all of our stockholders.  In future proxy statements, we will enhance our disclosure in the “Board Leadership Structure” section to highlight that it is these factors that lead us to believe that our Board structure is appropriate.

Philosophies and Objectives of Our Compensation Program, page 24

8.             We note your disclosure that the Compensation Committee utilizes benchmarks provided by MTG, the Company’s largest stockholder, to gain an understanding of competitive pay packages and the ratios of cash and equity compensation at other European media companies. It appears that the Compensation Committee uses the compensation data from these companies for benchmarking purposes. If so, you must identify the companies used. For purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify all the benchmarked companies. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

We note that the Compensation Committee used the study provided by MTG to obtain a general understanding of current compensation practices in the European media industry and not as a reference point on which to base, justify or provide a framework for a compensation decision.  Therefore, we respectfully submit that we are not required to identify the companies included in the study.  In future filings, we will not use the term “benchmark” in our Compensation Discussion and Analysis (“CD&A”) when referring to the use of third party compensation information to gain a general understanding of compensation practices in order to avoid confusion.

Annual Performance-Based Cash Bonuses, page 27

9.             We note that annual cash bonuses are tied to the achievement of specified pre-established individual and company performance objectives. Please disclose, for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal. In our prior review of your 2007 Form 10-K, we note that you indicated that you would disclose your performance objectives in future filings. See Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K.

Response

In connection with the Staff’s prior review of the Company’s 2007 Form 10-K, we indicated that we would disclose in our CD&A the performance targets set for the achievement of bonus payments made to the Company’s named executive officers for the fiscal year that is the subject of the CD&A.  We respectfully submit that we have provided all of the disclosure that we previously indicated to the Staff that we would and that is required to comply with Item 402(b)(2).   Please see pages 27 – 32 of the Proxy Statement for a detailed discussion of the performance objectives upon which the named executive officers’ 2009 bonuses were determined.  For example, with respect to Mr. Kudyrashov, the Company’s CEO, we have disclosed in the chart on page 27 of the Proxy Statement the five performance objectives upon which Mr. Kudryashov’s 2009 performance-based cash bonus was subject (OIBDA margin, total revenues, CTC channel audience share, technical penetration and staff-related matters), the weight that each performance objective was assigned in terms of achieving the full bonus, the target that needed to be met in order for each objective to be achieved and information as to whether the target was in fact achieved.

10.           Please revise to discuss the various factors considered by relevant supervisors when exercising discretion in the awarding of annual performance-based cash bonuses. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Response

The disclosure on page 27 of the Proxy Statement regarding the discretion afforded relevant supervisors to award up to 20% of the maximum potential bonus relates only to bonuses of non-executive employees.  The Company does not believe that a discussion of the factors considered by the relevant supervisors in exercising this discretion is material to an understanding of the compensation of the Company’s named executive officers and, therefore, respectfully submits that no additional disclosure is necessary.

Additional Discretionary Cash Bonuses for 2009, page 32

11.           Discuss why the additional discretionary cash bonuses were awarded at the discretion of the CEO rather than the Compensation Committee.

Response

As noted on page 32 of the Proxy Statement, no discretionary bonuses were ultimately awarded at the discretion of the CEO.  The Compensation Committee had established a $150,000 bonus pool that was to be awarded at the discretion of the CEO.  The Compensation Committee established this pool because it was concerned that the economic crisis would make it unlikely that the performance goals that would determine 2009 bonuses for the named executive officers and other senior management would be achievable.  Given the stronger than anticipated results of the Company in 2009, it became clear that the performance goals would largely be met. As a result, the Compensation Committee did away with this $150,000 bonus pool to be awarded at the discretion of the CEO.  On the recommendation of the CEO, the Compensation Committee did approve exceptional discretionary bonuses for Messrs. Murugov and Petrov (discussed in Comment 12 below).

12.                                 Disclose the specific financial and operating results and the performance objectives that led the Compensation Committee to award the exceptional discretionary bonuses for Mr. Murugov, Mr. Petrov and Mr. Kudryashov.

Response

As noted on page 37 of the Proxy Statement, Mr. Murugov served as acting General Director of the DTV Group during 2009.  This responsibility was in addition to his service as Chief Content Officer. The Compensation Committee awarded him an additional bonus of $48,900, in part, for taking on this additional role with no corresponding increase in his base salary.  In addition, Mr. Murugov was awarded the bonus based on the fact that our CTC Network outperformed the audience share target set for 2009.

With respect to Mr. Petrov, the Compensation Committee awarded him an additional bonus based on the fact that the Company’s networks over-achieved the technical penetration targets that were set for them.  In addition, Mr. Petrov took on additional responsibilities regarding the Company’s technology platform during the year and his salary for 2009 was not adjusted for this.

As noted on page 32 of the Proxy Statement, the Compensation Committee awarded Mr. Kudryashov an exceptional bonus for 2009 because the Company delivered strong results in an exceptionally challenging year. In reaching this conclusion, the Compensation Committee did not focus on a particular operating result or financial measure but the fact that the Company generally ultimately performed better than the Board had expected it to at the beginning of the year despite the difficult economic environment that prevailed in 2009.

In future filings, if the Compensation Committee were to award additional bonuses beyond the annual performance-based bonuses established at the beginning of each year, the Company will enhance its disclosure to more fully explain the reasons that led to the award of such bonuses.

2009 Incentive Plan, page 33

13.                                 We note the October 2009 grant of options included options to purchase an aggregate of 2,700,000 shares of common stock granted to the named executive officers. Revise to include the number of shares of common stock included in the December 2009 grant of options.

Response

As noted on page 33 of the Proxy Statement, the number of shares of common stock included in the December 2009 grants was 555,000.  Unlike a portion of the October 2009 grants, none of the December 2009 grants were to named executive officers and, therefore, the Company did not include a statement as to the number of shares in the December 2009 grants that went to such persons.

14.                                 Disclose the specified performance criteria tied to the vesting of options subdivided in four equal sub-tranches and characterized as the “Performance-based Tranche.”

Response

For accounting purposes, the date of grant of each sub-tranche of the “Performance-based Tranche” options is the date that the performance objectives are set. The Compensation Committee currently intends to establish the performance objective for each annual sub-tranche of such options by March 31 of the year in question. For 2010, the Compensation Committee did not in fact determine the 2010 performance objectives until after the Proxy Statement was filed.  Given that the first sub-tranche of the “Performance-based Options” relates to compensation for 2010, we do not, however, believe that a discussion of the performance objectives for 2010 is relevant to an understanding of the compensation for the year covered by the CD&A in the Proxy Statement.  We intend to disclose the performance objectives for the 2010 sub-tranche in next year’s proxy statement and to continue, in future proxy statements, to disclose the performance objectives that relate to the compensation for the year covered by that CD&A.

15.                                 Disclose the “external benchmarks” the Compensation Committee focuses on when setting performance objectives each year.

Response

The “external benchmarks” are in relation to the setting of performance criteria for the Performance-based Tranche options. When using the term “external benchmarks”, the Compensation Committee was intending to convey the concept that the performance criteria would measure Company-wide performance against some objective market standard, such as growth in Company revenues as compared to overall growth in the Russian advertising market or the performance of the trading price of the Company’s common stock as compared to an index that measures the performance of media stocks generally.  The Compensation Committee has used such market standards to determine the performance criteria for the vesting of the 2010 subtranche of the Performance-based Tranche options. In addition to disclosing the 2010 performance criteria in its 2010 proxy statement, the Company will clarify its use of the term “external benchmarks” as it relates to the setting of performance criteria for the 2011, 2012 and 2013 performance criteria.

16.                                 Discuss why the Compensation Committee granted the option to purchase an aggregate of 1 million shares to Mr. Murugov on October 22, 2009.

Response

As noted on pages 26 and 37 of the Proxy Statement in the disclosure regarding his base salary and his biographical information, respectively, Mr. Murugov has been taking on increasing responsibilities for the Company over the past two years.  Around the time of his promotion to Chief Content Officer, the Company and the Compensation Committee began discussions regarding an appropriate equity grant that would reflect Mr. Murugov’s increased responsibilities. That award could not be finalized until such time as the Company’s stockholders approved the 2009 Stock Incentive Plan, which approval was received in April 2009.  The grant was ultimately made at the time of the Company’s first round of grants under that plan.

CEO Option Agreement, page 34

17.                                 Disclose the specific cost-savings and revenue objectives for 2009 that were set out in Mr. Kudryashov’s option agreement. Please confirm whether Mr. Kudryashov achieved the specified objectives.

Response

In a Form 8-K/A filing made on November 12, 2008, the Company described the specific cost-savings and revenue objectives applicable to the vesting of Mr. Kudryashov’s option for 2009.  With respect to the cost-savings objective, the Company was required to achieve a reduction in its direct operating expenses and selling, general and administrative expenses (as compared to those expenses in 2008) of 2.5% in 2009.  To achieve the 2009 revenue objective, the Company had to achieve revenue growth in 2009 that exceeded by five percentage points the growth in the size of the Russian television advertising market.  The cost-savings objective was later modified by the Compensation Committee to adjust 2008 expenses for inflation given the relatively high rate of inflation prevailing in Moscow during that period.  In future proxy statements, the Company will enhance its CD&A disclosure by including a description of the performance objectives relating to Mr. Kudryashov’s option for the relevant year.

With regard to the confirmation of the achievement of the 2009 performance objectives, the Compensation Committee met on April 22, 2010 and confirmed such achievement.

2009 Summary Compensation Table, page 39

18.                                 We note you have combined disclosure of bonus awards made to the named executive officers into one column titled “Bonus.” However, a majority of the bonuses awarded to named executive officers in 2009 were awarded based upon the achievement of certain pre-established individual and company performance goals. Therefore, it appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Response

In future filings, the Company will report the annual performance-based bonuses to its named executive officers under a column entitled “Non-equity incentive plan awards”.  We note, however, that the notes to the table on page 39 of the Proxy Statement clearly disclose which “Bonus” amounts were amounts related to performance-based bonuses for each named executive officer. Therefore, the Company respectfully submits that investors were not disadvantaged by the manner in which compensation disclosure was set out in the table.

Grants of Plan-Based Awards in Fiscal Year 2009, page 42

19.                                 Revise the table to include the estimated future payouts under your non-equity and equity incentive plan awards. See Item 402(d)(2)(iii) and (iv) of Regulation S-K.

Response

In future filings, the Company will report grants of plan-based awards in accordance with the precise format set out in Item 402(d).  We believe, however, that the substance of the disclosure in the table on page 42 of the Proxy Statement, together with the disclosure in the text on pages

27-32, provides investors with the same information that would have been presented if the Company had followed that precise formatting. For each 2009 performance objective, our Compensation Committee established one target, rather than differing levels of payout for various levels of achievement of that performance objective. Given this structure of our annual performance-based awards, the amount reportable under the “threshold”, “target” and “maximum” columns of the “Estimated future payouts under non-equity incentive plan awards” columns would have been the same.  Moreover, with respect to the equity incentive plan awards granted in 2009, those options vest based on the passage of time alone and, therefore, the estimated future payouts under such awards do not vary based on performance under the plan.

20.                                 Revise your disclosure in footnote 1 to reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Response

In future filings, the Company will revise its reference to FASB No. 123R to reflect the fact that, following the recodification of US accounting standards, the correct reference is FASB ASC Topic 718.

*****

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response letter, please do not hesitate to contact me on +7 495 785 6350 or by email at bpodolsky@ctcmedia.ru.

Very truly yours,

/s/ Boris Podolsky
Boris Podolsky

Chief Financial Officer

cc:                                 Securities and Exchange Commission

Gopal Dharia

Terry French

Reid Hooper

CTC Media, Inc.

Anton Kudryashov, Chief Executive Officer

Anna Poutko, Chief Accounting Officer

APPENDIX 1:	Extract from Note 2 to the Financial Statements—Form 10-K for the Fiscal Year Ended December 31, 2009

(Changes to the previous disclosure are set forth in bold for the Staff’s convenience)

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of acquisition costs over the Company’s share of fair value of the net assets of acquired businesses. Indefinite-lived intangible assets primarily represent broadcasting licenses and trade names.

The Channel 31 broadcasting license was granted for an indefinite period of time. Russian broadcasting licenses generally require renewal every five years and [are renewable] [sic] upon application. The Company expects each of its licenses to be renewed to continue to operate its business. Broadcasting licenses are assigned indefinite lives after consideration of the following conditions:

•      the Company intends to renew the licenses into the foreseeable future;

•      the Company has precedents of renewals or reasonable expectation of renewals;

•      the Company does not expect any substantial cost to be incurred as part of a future license renewal and no costs have been incurred in the renewals to date; and

•      the Company has not experienced any historical evidence of a compelling challenge to its holding licenses.

The Company believes that the history of renewals, the consistency in the regulatory environment of the TV broadcasting industry and apparent stability in the Russian and Kazakh political environment provide sufficient basis for indefinite-live assumptions for the licenses, as it reflects the estimated periods during which it expects to benefit from the use of such licenses. As of December 31, 2009, the weighted-average period prior to the next renewal of Russian broadcasting licenses is 3.5 years. During 2009, the Company renewed Russian broadcasting licenses with carrying value totalling $5,667 until 2014. Also during 2009, the Company assigned $16,847 of the purchase consideration made in conjunction with the acquisition of several regional stations, to broadcasting licenses (Note 4). The weighted-average period prior to the next renewal of these new licenses is 2.6 years.

Indefinite-lived intangible assets and goodwill are not subject to amortization but are tested for impairment.

Goodwill and Indefinite-Lived Intangible Assets Impairment Tests

Goodwill and indefinite-lived intangible assets are reviewed for impairment annually, in the fourth quarter, or between annual tests if events or changes in circumstances indicate that an asset might be impaired. Outside the annual review, there are a number of factors which could trigger an impairment review and these could include:

•      under-performance of operating segments or changes in projected results;

•      changes in the manner of utilization of an asset;

•      severe and sustained declines in the traded price of the Company’s common stock that are not attributable to factors other than the underlying value of its assets;

•      negative market conditions or economic trends; and

•      specific events, such as new legislation, new entrants, changes in technology or adverse legal judgments that the Company believes could have a negative impact on its business.

The Company determines whether an impairment of goodwill has occurred by assigning goodwill to the reporting units and comparing the carrying amount of the entire reporting unit to the estimated fair value based on discounted cash flows of the reporting unit (Step 1). If the carrying value of the reporting unit is less than the estimated fair value of the reporting unit, the Company compares the implied fair value of goodwill based on a hypothetical purchase price allocation to the carrying value of the goodwill (Step 2). If the carrying value of goodwill exceeds the implied fair value of goodwill based on Step 2, goodwill impairment is deemed to have occurred, and the Company recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. Prior to testing goodwill for impairment, the Company compares fair values of indefinite-lived intangible assets with their carrying values to determine whether the assets might be impaired. The Company has determined that its reporting units are the same as its operating segments.

Indefinite-lived intangible assets are evaluated for impairment by comparing the fair value of the asset to its carrying value. Any excess of the carrying value over the fair value is recognized as an impairment charge. Broadcasting licenses and tradenames are evaluated at the individual asset level.

Assessing goodwill and indefinite-lived intangible assets for impairment is a process that requires significant judgment and involves detailed quantitative and qualitative business-specific analysis and many individual assumptions which fluctuate with the passage of time.

The Company’s estimate of the cash flows its operations will generate in future periods forms the basis for most of the significant assumptions inherent in the impairment reviews. The Company’s expectations of these cash flows are developed

E

during its long- and short-range business planning processes, which are designed to address the uncertainties inherent in the forecasting process by capturing a range of possible views about key trends which govern future cash flow growth.

The Company has observed over many years a strong positive correlation between the macroeconomic performance of its markets and the size of the television advertising market and ultimately the cash flows the Company generates. With this in mind, the Company has placed a high importance on developing its expectations for the future development of the macroeconomic environment in general and the advertising market and the Company’s share of it in particular. While this has involved an appreciation of historical trends, the Company has placed a higher emphasis on forecasting these market trends, which has involved detailed review of macroeconomic data and a range of both proprietary and publicly-available estimates for future market development.

The Company determines the fair values calculated in impairment tests using free cash flow models involving assumptions that are based upon what the Company believes a hypothetical marketplace participant would use in estimating fair value on the measurement date. In valuing broadcasting licenses, the Company allocates cash flows that the licenses generate both from national and regional advertising using the “direct value” method. The most significant of assumptions used in its valuations are discussed below:

B

•      Cost of capital: The cost of capital reflects the return a hypothetical market participant would require for a long-term investment in an asset and can be viewed as a proxy for the risk of that asset. The Company calculates the cost of capital according to the Capital Asset Pricing Model using a number of assumptions, the most significant of which is a Country Risk Premium (“CRP”). The CRP reflects the excess risk to an investor of investing in markets other than the United States and generally fluctuates with expectations of changes in a country’s macroeconomic environment. The costs of capital that the Company has applied in all reporting units since the end of 2008 have been very high compared to historic levels, which the Company believes represents a fundamental re-pricing of the perceived risk of investing in Russia and CIS.   The Company’s current expectation would be that the cost of capital would reduce over time as the Russian and CIS markets recover but, if the Russian macroeconomic environment becomes less stable and the risk to investors investing in Russian markets increases, the cost of capital may increase, which in turn will decrease the fair value of the respective assets or reporting units. Additionally, changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity by market participants within the industry, could increase the discount rate, thus decreasing the fair value. The cost of capital used by the Company in its 2009 analysis ranged from 15.5% to 20.0%, based on the level of risk related to each particular asset or reporting unit.

B

•      Growth rate into perpetuity: Growth rate into perpetuity reflects the level of economic growth in each of the Company’s markets from the last forecasted period into perpetuity and is the sum of an estimated real growth rate, which reflects the long-term expectations for inflation. These assumptions are inherently uncertain. The growth rate into perpetuity used by the Company in its 2009 analysis was 4%. In its calculations, the perpetuity period starts after eight years. The Company’s estimates of these rates are based on observable market data.

B D

•      Total advertising market: The size of the television advertising market effectively places an upper limit on the advertising revenue the Company can expect to earn.  The Company’s estimate of the total advertising market is developed from a number of external sources, in combination with a process of on-going consultation with operational management. In general, expenditures by advertisers tend to reflect overall economic conditions and buying patterns. Economic conditions in Russia and other CIS countries where the Company operates appear to be improving and the valuation model used by the Company assumes recovery from the downturn in the economy, which started in the middle of 2008, by 2013.  If, however, such improvements are not sustainable or if the economic instability resumes, the size of the television advertising market may decrease which, in turn, may adversely affect the fair value of the respective assets or reporting units.

B

•      Allocation of cash flows from national advertising to broadcasting licenses: Regional stations broadcast programming received by satellite from the networks, including national advertising. Therefore, the Company’s regional broadcasting licenses generate revenues for the Company at the networks level. Russian television viewing data, including ratings, audience shares and related metrics, are currently gathered by TNS Gallup Media. The TNS measurement system uses internationally recognized methods and is the standard currently used by all major television broadcasters, advertisers and advertising agencies in Russia. The audience rating for any channel is measured based on the ratings in cities included in panel measured by TNS. The Company’s assumptions on the share of national revenue generated by each of its broadcasting licenses are developed from a number of external sources, in combination with a process of on-going consultation with operational management. If the system of audience measurement were to change or the weighting of the panel of cities would change in a manner that would increase the weight in areas where the Company does not have coverage, it could impact the fair value of the Company’s reporting units by lowering its ratings.

•      Market shares: This assumption is a function of the audience share the Company expects to generate from its reporting units, and the relative price at which the Company can sell advertising. For broadcasting licenses, the Company estimates market shares based on the assumptions related to the market participants potentially willing to acquire the station in

B

each particular region. The Company’s estimates of the market shares are developed from a number of external sources, in combination with a process of on-going consultation with operational management. If the Company’s audience shares or ratings/ shares and ratings of market participants were to fall as a result, for example, of competitive pressures, the underperformance of key programs, the failure to renew licenses, or a change in the method of measuring television audiences, this would likely result in a decrease in fair value of the respective reporting units/ broadcasting licenses.

B

•      Forecasted operating costs: The level of cash flow generated by each operation is ultimately governed by the extent to which the Company manages the relationship between revenues and costs. The Company forecast the level of operating costs by reference to (a) the historical absolute and relative levels of costs the Company has incurred in generating revenue in each reporting unit and regional station, (b) the operating strategy of each business, (c) specific forecasted operating costs to be incurred and (d) expectations on what these costs would be like for an average market participant. The Company’s estimates of the forecasted operating costs are developed from a number of external sources, in combination with a process of on-going consultation with operational management. These forecasts could vary from the Company’s projections.

B

•      Forecasted capital expenditure: The size and phasing of capital expenditure, both recurring expenditure to replace retired assets and investments in new projects, has a significant impact on cash flows. The Company forecasts the level of future capital expenditure based on current strategies and specific forecast costs to be incurred, as well as expectations on what these costs would be like for an average market participant. The Company’s estimate of forecasted capital expenditure is developed from a number of external sources, in combination with a process of on-going consultation with operational management.  These forecasts could vary from the Company’s projections.

The Company believes that the values assigned to key assumptions and estimates described above represent the most realistic assessment of future trends.

A

In order to evaluate the sensitivity of the fair value calculations on its impairment analysis, the Company applied a hypothetical 10% decrease to the calculated fair values.  Other than as it relates to the DTV Network discussed below, a hypothetical 10% decrease to the fair value of each reporting unit would not have resulted in a failure of step one of the goodwill impairment test.  Other than as it relates to the several broadcasting licenses and a trade-name identified below, a hypothetical 10% decrease to the fair value of each indefinite lived asset would not have resulted in additional impairment.

Based on the sensitivity analysis carried out for the DTV Network, a hypothetical 10% decrease in the fair value of the reporting unit as of the date of the impairment test for 2009 would have resulted in that reporting unit failing the first step of the goodwill impairment test.  The actual impairment loss that the Company would need to recognize under this sensitivity analysis would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted. As of December 31, 2009, this reporting unit had $136,439 of goodwill. As of the impairment date test, the fair value of the DTV Network exceeded the carrying value of the reporting unit by approximately 5%.

For certain broadcasting licenses in its CTC, Domashny and DTV Television Station Groups and Channel 31 Group, as well as the trade-name in its DTV Network, a hypothetical 10% decrease to the fair value of these assets as of the date of the impairment test for 2009 would have resulted in additional impairment. As of December 31, 2009, the carrying value of these broadcasting licenses and trade name was as follows:

Carrying amount,
as of December 31, 2009
(in thousands)
Broadcasting licenses
CTC Television Station Group
Barnaul	$1,951
Kazan	$9,368
Irkutsk	$2,939
Stavropol	$2,930
Saratov	$7,932
Ulyanovsk	$3,265
Cheboksary	$2,376
Ivanovo	$2,658
Domashny Television Station Group
Barnaul	$1,951
Kirov	$3,113
DTV Television Station Group
Tula	$4,455
Cheboksary	$2,376
Channel 31 Group	$12,481

Trade-name
DTV Network	$11,540

As of the impairment date test, the fair value of these broadcasting licenses equaled their carrying value in light of the impairment recorded as of December 31, 2009 for some and recent acquisition for others. As of the impairment date test, the fair value of the trade-name exceeded its carrying value by approximately 7%.

Impairment reviews during 2008 and 2009.

As of December 31, 2008, the Company recorded non-cash impairment losses totaling $232,683 related to intangible assets and goodwill recorded in connection with acquisitions completed in 2008. Of the total impairment losses, $87,889 related to the impairment of broadcasting licenses of DTV Television Station Group, $7,743 related to impairment of the trade name of DTV Network, $74,699 and $58,189 related to impairment of the broadcasting license and goodwill, respectively, of Channel 31 Group and $4,163 related to the impairment of the broadcasting license of its Moldova broadcasting group.

The principal factors leading to the impairment losses recorded by the Company in 2008 were reductions in the projected future cash flows of the recently acquired businesses, as well as increases in the discount rates applied to those cash flows. These modifications were made to reflect the prevailing economic instability in Russia and other CIS countries in which the Company operates and the expectation that this economic environment may continue in the near to mid-term, following the continuing global credit crisis and the related turmoil in the global financial system. Although the Company continues to project future long-term growth in cash flows, such growth is lower than that estimated at the time the businesses were acquired. The reduction in estimated future cash flows from February 2008, when the Company acquired Channel 31 Group and April 2008, when the Company acquired DTV Group, reflected the impact of the weaker economy, including forecasted decline in gross domestic product and a forecasted decline in the growth of total advertising spending in ruble terms in 2009, offset in part by increased cost controls of the Company and decreased statutory income tax rates in Russia and Kazakhstan effective from 2009. The Company used higher discount rates (ranging from approximately 22%-26% for 2009 to 13%-17% for 2013 and terminal years as compared to approximately 12-16% used in the original February 2008 valuation of Channel 31 Group, the April 2008 valuation of DTV Network and DTV Television Station Group and the October 2008 valuation of the Moldova Group reporting unit and its assets). These increased rates reflected an expected increase in the risks inherent in the estimated future cash flows attributable to the economic volatility, which was more pronounced during the fourth quarter of 2008.

As of December 31, 2009, the Company recorded non-cash impairment losses totaling $18,739 related to certain broadcasting licenses in our CTC and [Domashny] [sic]. The decline in the fair value of these broadcasting licenses below book value was primarily the result of the change in the weight given to panel cities by TNS Gallup Media. Certain cities were given less weight then in the previous panel survey, reducing the value of these licenses. The Company reviewed its other reporting units and indefinite-life assets and determined impairment was not necessary in 2009.

C

Although management considered all current information when calculating impairment charges for the years ended December 31, 2008 and 2009, if the Company’s cash flows for its operations (as compared to management’s current estimates) deteriorate further, or cost of capital were to increase, it is probable that the Company will have to recognize additional impairment charges in future periods as described above. In addition, in the event of further changes in the weighting of the cities in the panel, or if a significant number of cities where the Company does not hold a broadcast license are added to the panel, the Company may have to recognize additional impairment charges in future periods.

In the future, events and changes in circumstances may again impact the carrying value of Company’s intangible assets and require the Company to record additional impairment losses that could have a material adverse impact on the Company’s results of operations.

APPENDIX 2:	Extract from Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Estimates and Assumptions

(Changes to the previous disclosure are set forth in bold for the Staff’s convenience)

Accounting for acquisitions; goodwill and other intangible assets

In accordance with accounting for business combinations, we allocate the purchase price of our acquisitions to all the assets acquired and liabilities assumed based on their estimated fair values. On January 1, 2009, we adopted new guidance on business combinations. The new guidance changes the accounting treatment for certain specific acquisition related items including expensing acquisition related costs as incurred and valuing noncontrolling interests at fair value at the acquisition date. In addition, after the adoption of the new accounting guidance, the reversal of tax contingencies related to our acquisitions are recorded in our consolidated statements of income (loss) and not as an adjustment to goodwill.

The fair value assigned to intangible assets acquired is supported by valuations using estimates and assumptions provided by management. If we had made different estimates, the amount of the purchase price attributable to intangible assets and goodwill would have changed, resulting in changes to the annual amortization charge recorded in our consolidated statements of income (loss) as well as reclassifications between goodwill and different types of intangible assets.

In accordance with our policy on intangible assets, we review the estimated useful lives of these assets on an ongoing basis. In connection with our review of the Russian broadcasting licenses as of December 31, 2007, we re-considered our assumption that these licenses have a five-year useful life and effective January 1, 2008, we changed our estimate for the useful lives of these licenses to indefinite to better reflect the estimated periods during which we will benefit from the use of such licenses. See “—Comparison of Consolidated Results of Operations for the Years ended December 31, 2007, 2008 and 2009—Depreciation and amortization (exclusive of amortization of programming rights and sublicensing rights)”.

We evaluate the goodwill and other intangible assets with indefinite lives for impairment annually or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Other than our annual review, factors we consider important which could trigger an impairment review are: under-performance of operating segments or changes in projected results, changes in the manner of utilization of the asset, and negative market conditions or economic trends. Therefore, our judgment as to the future prospects of each business has a significant

A

impact on our results and financial condition.

Our annual assessment of the carrying values of goodwill and other intangible assets with indefinite lives is based on discounted projected future cash flows. See “Item 8. Financial Statements and Supplementary Data—Note 2, Basis of Presentation and Summary of Significant Accounting Policies”. As of December 31, 2008, we have recorded noncash impairment losses totaling $232.7 million related to intangible assets recorded in connection with acquisitions completed in 2008. As of December 31, 2009, we have recorded noncash impairment losses totaling $18.7 million related to broadcasting licenses. We do not expect these charges do be indicative of future operating results. In the future, however, events and changes in circumstances may again impact the carrying value of our intangible assets and require us to record additional impairment losses that could have a material adverse impact on our net income. See “Item 1A. Risk Factors—A significant portion of our total assets are intangibles assets with indefinite lives that we do not amortize. If events or changes in circumstances require us to further reduce the fair value of those assets, we may be required to record impairment losses that can materially adversely impact our net income.”